Jonathan Boyer

General Counsel & Head of Regulatory Engagement

jonathan@poolit.com

October 5, 2022

VIA EDGAR

Ms. Lisa Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Poolit Horizon Fund I, Inc. & Poolit Imagine Fund I, Inc. (each, a “Fund”)

Registration Statements on Form N-2 – Investment Minimums

(File Nos. 811-23810 and 811-23811)

Dear Ms. Larkin and Team,

Poolit greatly appreciates the opportunity to engage with the Securities and Exchange Commission (the “Commission” or “SEC”) on important issues relating to investor protection in the context of access to private equity opportunities. Poolit is dedicated to a model of transparency that involves steady dialogue with regulatory bodies; we earnestly hope to remain in contact with your Division and others beyond the formal correspondence process. Along those lines, we have set forth below additional information about Poolit, its mission, and how we think about private offerings in the present context. For reference, our original correspondence prepared by Fund counsel relating to investment minimums is attached hereto as Appendix A.

Background & Mission

Poolit is a small business, founded by Dakotah Rice who grew up in rural Georgia with limited economic resources and opportunities. After excelling in school, entering the financial industry, and discovering new investment opportunities, he saw what many now see: access to private equity and venture capital funds, particularly those with long track records, is not attainable for the average accredited investor. Often, this is a result of exorbitant minimums imposed by fund managers that do not have the technological platform to service a large number of smaller investments. We believe Poolit is designed to solve this problem in a way that is intended to be durable and secure, representing a model for an evolving industry.

Design Principles

In its choice of fund structure and investment terms, Poolit was guided primarily by two SEC sources – (i) the Asset Management Advisory Committee’s Final Report and Recommendations for Private Investments,1 and (ii) the framework adopted to allow unaccredited investors to participate in offerings reliant on Regulation Crowdfunding.2 Consistent with the AMAC Report, we note that both Poolit Funds share the following design characteristics:

➢	Registered Investment Company Framework – both Funds are registered investment companies governed by an independent board of directors with associated fiduciary duties.

➢	Chaperoned Access – Poolit does not receive fees from underlying private investments in which the Funds invest, and our initial closing will include participation from large investors, with investment size indications commonly above $500,000 and into the millions.

➢	Quarterly Liquidity – after a one-year lockup, each of the Funds offers a quarterly redemption program.

➢	Robust Fee & Risk Disclosures – Poolit does not take a performance fee, each Fund has publicly disclosed the details regarding its investment objective, strategies, risks and expenses in the manner required by Form N-2 and each Fund will provide ongoing public disclosure regarding its performance in the manner required of all registered investment companies.

➢	Diversification – Poolit intends to build a diverse portfolio of underlying funds after performing extensive research and diligence on each opportunity with the assistance of the Funds’ non-discretionary sub-adviser, Meketa Investment Group, Inc.

Additionally, Poolit takes guidance from principles intrinsic to Regulation Crowdfunding, which places limits on how much a non-accredited investor is permitted to invest as a percentage of income. Specifically, we are concerned that minimum investment requirements may encourage investors—who will all be accredited in this context—to commit more than is advisable merely to access the opportunity. While Poolit does not believe it is wise to impose a maximum on accredited investors, we welcome discussion outside the formal correspondence process about utilizing investment limits as a principle to increase retail access to private investment opportunities with prudence.

1 See Asset Mgmt. Advisory Comm. of the U.S. Sec. and Exch. Comm’n, Final Report and Recommendations for Private Investments (Sep. 27, 2021), available at https://www.sec.gov/files/final-recommendations-and-report-private-investments-subcommittee-092721.pdf (the “AMAC Report”).

2 See 17 CFR § 227.100 et seq.

Regulatory Analysis

As further detailed in our original correspondence attached below, Poolit does not intend to conduct a public offering and therefore does not request that the Funds’ respective registration statements be declared effective. Nevertheless, we take our duties to investors very seriously and hope to continue regulatory engagement with the Commission and other bodies with a desire to create models of transparency and best practices for an evolving industry. For example, we believe strongly that the above-discussed design principles should include a requirement that all capital committed to these regulated investment company frameworks be drawn up front, both as a protective mechanism for the relevant Fund as a whole and a check on investors who might overcommit themselves in a longer-term drawdown structure.

Sincerely,

Jonathan Boyer

cc:          John Kernan/ U.S. Securities and Exchange Commission

Jay Williamson/ U.S. Securities and Exchange Commission

John Lee/ U.S. Securities and Exchange Commission

Andrea O. Magovern/ U.S. Securities and Exchange Commission

Dakotah Rice/ Poolit, Inc.

John Mahon/ Schulte Roth & Zabel LLP

Appendix A

On behalf of Poolit Private Equity Access Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund in a letter, dated August 2, 2022, with respect to the Fund’s Form N-2 (File No. 811-23810), filed with the Commission on July 1, 2022 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration are referenced in the below responses, such revisions have been included in the attached redline and will be incorporated into Post-Effective Amendment No. 1 to the Registration Statement, which will be filed subsequent to this letter.

[. . .]

Page A-6- Investment Objective

Comment: Your disclosure suggests that you will invest significantly in private equity funds, including funds relying on section 3(c)(1) and 3(c)(7) under the 1940 Act, and that you intend to limit sales to investors who satisfy the accredited investor standard. It is the staff’s view that closed-end funds similar to yours should also impose a minimum initial investment requirement of at least $25,000. Please revise to include such a requirement.

Response: The Fund respectfully notes that it is not presently proposing to conduct a public offering of its shares, but rather intends to sell its shares solely to accredited investors in a private placement exempt from registration under the Securities Act pursuant to Rule 506(c) of Regulation D thereunder. The Fund further notes that it will call all commitments from eligible investors up front. In addition, the Fund advises the Staff on a supplemental basis that, in view of the required accredited investor verification process undertaken in order to rely on Rule 506(c), the Fund will have a far deeper understanding of the nature of its investors than traditional privately-placed funds, which rely solely on written certifications made at the time of subscription. Accordingly, the Fund does not believe that the imposition of an arbitrary fund minimum investment requirement would serve the same purpose as it does for a publicly-offered fund, or one that conducts a more traditional private placement where no separate verification of accredited investor status is undertaken. In particular, in the public offering context, or in the context of a private placement where no separate review of investor qualifications occurs, a minimum investment amount may serve as a proxy to demonstrate actual accredited investor status. In 506(c) private placements, though, an investor’s accredited investor status must be separately verified, thus eliminating the need for such a proxy. In addition to the foregoing, the Fund respectfully notes that it does not believe that there is any express provision included in either the 1940 Act or Regulation D that would appear to require the imposition of such a minimum investment requirement, particularly when no public offering is involved, and therefore no Securities Act registration statement is required to be declared effective. As a result of the foregoing, the Fund respectfully declines to add the requested minimum investment requirement.

A-1